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15045984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67882

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2014 AND ENDING 12-31-2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VPE Wertpapierhandelsbank AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maximiliansplatz 17
(No. and Street)

Munich Germany 80333
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lars Ewaldsen +49 89 296491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO AG WPG
(Name – *if individual, state last, first, middle name*)

Leonhard-Moll-Bogen 10 Munich Germany 81373
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

OATH OR AFFIRMATION

I, Lars Ewaldsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VPE Wertpapierhandelsbank AG, as of December, 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

URNr. 0551 G / 2015

I hereby certify that the above is the true signature, subscribed in my presence, of

Mr. Lars Lorenz Ewaldsen
born 16th of May 1963
with business address at 80333 Munich, Maximiliansplatz 17
personally known to me.

After inspection of the register at the court of registration in Munich on the 26th of February 2015, I hereby state, that the company

„vPE WertpapierhandelsBank AG“

with its official seat in Munich

is registered under HRB-Nr. 123 226 (AG Munich) and that Mr. Lars Ewaldsen as Director is allowed to act on behalf of the company.

Munich, this 26th of February 2015

Dr. Tilman Götte
(notary public)

vPE WertpapierhandelsBank AG

Financial Statements and Supplemental Schedules
for the year ended December 31, 2014
Exemption Report
for the year ended December 31, 2014
Reports of Independent Registered Public Accounting
Firm on Financial Statements and Exemption Report
respectively

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statement of Financial Condition as of December 31, 2014

Statement of Comprehensive Income for the year ended December 31, 2014

Statement of Changes in Shareholder's Equity for the year ended December 31, 2014

Statement of Changes in Cash Flows for the year ended December 31, 2014

Notes to the Financial Statements as of and for the year ended December 31, 2014

SUPPLEMENTAL SCHEDULES

Schedule I: Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

Schedule II: Reconciliation with vPE's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2014)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report

Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have audited the accompanying statement of financial condition of vPE Wertpapierhandels-Bank AG (the company) as of December 31, 2014 and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company at December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE WertpapierhandelsBank AG's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2014" (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the company's financial statements. The supplemental information is the responsibility of the company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE WertpapierhandelsBank AG's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2014" are fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

February 26, 2015

vPE WertpapierhandelsBank AG
Statement of Financial Condition
December 31, 2014
(Dollars in Thousand)

	Dec. 31, 2014 US$	Dec. 31, 2014 US$
ASSETS		
Cash and cash equivalents	416	
Other current assets	114	
Receivables from brokers, dealers and clearing organization	1,218	
CURRENT ASSETS		1,748
Furniture, equipment and leasehold improvements, net	98	
NON-CURRENT ASSETS		98
TOTAL		**1,846**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables to broker-dealers and clearing organizations		642
Accounts payable, accrued expenses, and other liabilities		192
TOTAL LIABILITIES		**834**
STOCKHOLDERS' EQUITY		
Common stock, EUR 1 par value: 767.500 shares outstanding as of December 31		932
Additional Paid-in-capital		410
Accumulated deficit		(340)
Foreign Currency Adjustment		**10**
TOTAL STOCKHOLDERS' EQUITY		**1,012**
TOTAL		**1,846**

*Translated into USD at 1.2141 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Comprehensive Income
For the year ended December 31, 2014
(Dollars in Thousands)

	2014 US$
REVENUE	
Commissions	10,899
Investment advisory fee	239
Other income	31
TOTAL REVENUE	**11,169**
EXPENSES	
Employee compensation and benefits	956
Floor brokerage, exchange and clearance fees	8,908
Marketing and travel expenses	19
Communication and data processing	286
Occupancy	248
Other expenses	872
TOTAL EXPENSES	**11,289**
RESULT BEFORE INCOME TAXES	(120)
INCOME TAXES	0
Net Income	**(120)**
Other Comprehensive Income	
Currency Translation Adjustment	10
Total Comprehensive Income	**(110)**

*Translated into USD at 1.3291 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2014
(Dollars in Thousands)

	Common Shares	Stock Amount US$	Additional Paid-In-Capital US$	Re-tained Earnings US$	Currency Transla-tion US$	Total Stockholders' Equity US$
BALANCE AT JANUARY 1, 2014*	767,500	932	410	(220)	0	1,122
Comprehensive Income				(120)	10	(110)
BALANCE AT DECEMBER 31, 2014	767,500	932	410	(340)	10	1,012

*Translated into USD at 1.2141 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Cash Flows
For the year ended December 31, 2014
(Dollars in Thousands)

	2014 US$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	(120)
Adjustment to reconcile loss of the year to net cash provided by (used in) operating activities:	
Depreciation and amortization	28
CHANGE IN:	
Receivables from brokers dealers and clearing organization	(120)
Other current assets	0
Payables to broker-dealer and clearing organizations	129
Accounts payable and accrued expenses	(70)
NET CASH USED IN OPERATING ACTIVITIES	(153)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leaseholders improvements	(14)
NET CASH USED IN INVESTMENT ACTIVITIES	(14)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital increase	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	(167)
Foreign Currency Adjustment	10
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	573
CASH AND CASH EQUIVALENTS, END OF YEAR	416

*Translated into USD at 1.2141/1.3291 USD/EUR

The accompanying notes are an integral part of these financial statements.

1 Organization and nature of business

vPE WertpapierhandelsBank Aktiengesellschaft (the "Company" or „vPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer, which comprises primarily two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and financial portfolio management. The company is member of the FINRA.

The Company is owned by Mr. von Pfetten (7.08%), Mr. Ewaldsen (28.42%), remaining part is in free float (64.50%).

2 Significant Accounting policies

Basis of Presentation

The financial statements include the accounts of the Company and are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practice.

Exchange Rate and Currency Information

The company's functional currency is the Euro. Transactions in foreign currency are recorded initially in functional currency at the rate effective as at transaction date. Monetary assets and liabilities reported in foreign currency are translated into functional currency at the rate effective as at reporting date.

The translation into the reporting currency US-Dollars is made as follows:

- all assets as well as equity and liabilities, both monetary and non-monetary, are translated at the closing exchange rates at the date of the statement of financial condition presented;
- all income and expenses in the income statement are translated at the average exchange rates for the period presented; and
- all resulting exchange differences are recognized as a separate component in equity (adjustments from foreign currency translation).

We made these translations at USD 1.2141 per Euro, the rate of European Central Bank as at December 31, 2014 for the statement of financial condition and at USD 1.3291 per Euro, the average rate for the year beginning January 1, 2014 and ending December 31, 2014 for the Income statement and for the Statement of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions are related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is subject to corporate income tax and municipal income tax in Germany. As a result of the accumulated deficit from years 2009 to 2014, no income tax has been recorded.

Due to the history of recent losses and due to a lack of convincing evidence for future taxable profits, a full valuation allowance has been created on the deferred tax assets on tax loss carryforwards (NOL).

The respective enacted tax rate is 32.975 per cent (consisting of Corporate Income Tax 15.825 per cent; Trade Tax 17.15 per cent).

Since the last tax examination for corporate income tax and trade tax has been executed by the German financial authorities for the tax years including 2010, the tax years 2011 to 2014 remain subject to examination.

Tax reconciliation	vPE TUSD
EBT (profit (+) / loss (-))	**(120)**
Expected income tax revenue ("+")	39
Reconciling items resulting from	
non-deductible expenses	(3)
increase of tax losses current year, not valuable	(36)
Total income tax expense	**0**

Split-Up of income tax expense P&L:	**TUSD**
- deferred tax expense resulting from temporary differences	0
- deferred tax expense resulting from NOL	0
- Current taxes	0
Total	**0**

Deferred Tax Asset/Liability		**vPE TUSD**	
		DTA	DTL
non-current	**Tax loss carry forwards**	**173**	
	NOL on trade tax loss carryforward	100	
	NOL on corporation tax loss carryforward	73	
Total deferred taxes (non-current) prior to valuation allowance		**173**	**0**
./. valuation allowance		-173	
= total deferred taxes (non-current) balance sheet		0	0

NOL and Valuation Allowance in TUSD values in USD	31.12.2013	Change	change due to currency	31.12.2014
tax loss carry forward, CIT	413	109	(58)	464
DTA NOL CIT prior to valuation allowance	65	17	(9)	73
valuation allowance	*(65)*	*(17)*	9	*(73)*
tax loss carry forward, TT	546	109	(74)	581
DTA NOL TT prior to valuation allowance	94	19	(13)	100
valuation allowance	*(94)*	*(19)*	13	*(100)*

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Depreciation

Fixes assets are recorded at historical costs and depreciated over their estimated economic useful lives generally three to five year using the straight-line method.

Intangible assets are recorded at historical cost as well and depreciated over their estimated economic useful lives generally four year using the straight-line method.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, which original maturities of less than three months that are not held for sale in the ordinary course of business.

3 Cash

Cash and cash equivalents consisted of the following as of December 31, 2014

	December 31, 2014
	(Dollars in Thousand)
Petty Cash	0
Deutsche Bank AG	415
Others	1
CASH TOTAL	**416**

Cash represents cash at bank, with daily disposal. Cash and cash equivalents are stated at nominal value. Foreign currencies were translated at the closing rate.

4 Receivables from and payables to brokers dealers

Amounts receivable and payable to broker-dealer and clearing organizations on December 31, 2014 consist of the following:

	December 31, 2014 (Dollars in Thousand)
RECEIVABLES	
Broker-dealers	1,218
TOTAL RECEIVABLES	**1,218**
PAYABLES	
Broker-dealers	642
TOTAL PAYABLES	**642**

5 Concentration of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6 Related Party

The Company is not involved in significant financing and other transactions with shareholders, and does not have unusual transactions with related parties.

7 Commitments and Contingent Liabilities

Leases

The Company is obliged to rental payments under various non-cancelable rental agreements, primarily for rental of office space (duration Munich: until 30.04.2016; duration Berlin: termination in May 2015). The annual rental obligation amounts to US$ 283 thousands.

Legal Matters

In ordinary course of business, various legal actions are brought and are pending or threatened against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, fines, penalties, injunctions, or other relief. While the outcome of such claims or other proceedings cannot be predicted with certainly, Management expects that such liabilities, to the extent not provided for by insurance, will not have a material adverse effect on the company's financial condition, statement of income or cash flows.

In the current year the Company had expenses for legal matters in the amount of US$ 172 thousands.

8 Risks and Uncertainties

The Company generates revenue by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Company's revenue could vary based on the transaction volume of the global financial markets.

Since November 2014 the company has been in close discussions with the German regulators Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; abbr.: BaFin) to change its business model.

In agreement with BaFin the company will now be changing its business model during the first 6 month 2015 with regard to the tied cooperation of other German financial companies and financial advisors. The company is going to employ some of the staff of those financial companies and some financial advisors to serve the needs of our customers better and to have more control over the service provided to our customers.

This can be an advantage to the company but on the other hand will raise the operational risk significantly.

A reduction of the level of revenue is most likely for 2015 and with more employees the fixed salary costs are going to rise substantially. This will make the company less flexible, if revenue declines.

With a solid capital structure and a solid customer base the company is convinced to handle this change of its business model successfully.

9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contract and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company did not enter into any guarantee agreements as defined above.

10 Regulatory Requirements

vPE is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specific fixed percentage of total aggregate indebtedness recorded in vPE's FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or US$ 5 thousand, whichever is greater. At December 31, 2014, the Company's regulatory minimum net capital required was US$ 56 thousand, and its regulatory net capital in excess of the minimum was US$ 697 thousand.

The Company is subject to capital requirements promulgated by other regulatory bodies in Germany. At December 31, 2014 the Company was in compliance with these capital requirements.

The United States Securities and Exchange Commission affirmed SIPC's determination that vpE is completely excluded from SPIC membership for the calendar year 2014 pursuant to Section 3 (a)(2)(A)(i) of SIPA because vPE's principal business is conducted outside of the United States of America and its territories and possessions.

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 ("Computation of for Determination of Reserve Requirements"), in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k) (2) (II) of Rule 15c3-3 under the Securities Exchange Act of 1934. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is APEX Clearing & Outsourcing, Inc., Dallas (USA).

Schedule I

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2014

vPE WertpapierhandelsBank AG
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014
(Dollars in Thousands)

Net Capital

Total stockholder's equity	$ 1,012
Deduction and/or charges:	
No allowable assets	
Securities not readily marketable	$ 0
Exchange membership	$ 0
Receivables	$ 47
Furniture, equipment and improvements, net	$ 97
Other assets	$ 115
	$ 259
Net capital	$753
Minimum Net Capital Required	$ 56
Excess Net Capital	$ 697

Schedule II

Reconciliation with vpE´s computation of

Net Capital (included in part II of form X-17A-5 as of December 31, 2014)

(Dollars in Thousand)

Net capital, as reported in Company´s part II (unaudited) FOCUS report		$ 753
Difference in total stockholder´s equity		
Total stockholders' equity at Dec 31, 2014 as reported in FOCUS report	$ 1,012	
Total stockholders' equity at Dec 31, 2014 as per the audited financial statement	$ 1,012	$ 0
Net capital per the preceding		$ 753

In the current year there is no difference in the total stockholder´s equity at December 31, 2014 neither due to accounting standard differences between German GAAP and US GAAP nor due to the respective re-adjustments and/or reclassifications.

Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) vPE WertpapierhandelsBank AG, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which vPE WertpapierhandelsBank AG , claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) vPE WertpapierhandelsBank AG, stated that vPE WertpapierhandelsBank AG, met the identified exemption provisions throughout the most recent fiscal year without exception. Broker's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

February 26, 2015

vPE Bank

vPE WertpapierhandelsBank AG | Maximiliansplatz 17 | 80333 München

02/26/2015

To Whom It May Concern:

We are principals of vPE WertpapierhandelsBank AG ("VPEAG") and are filing this report pursuant to SEC Rule 17a-5.

In 2014 VPEAG operated pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it does not hold customer funds or safe keep customer securities. Moreover, from June 1st until the end of 2014 the firm met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

Should you require any additional information please do not hesitate to contact the undersigned.

We, Lars Ewaldsen and Marquard Freiherr von Pfetten-Arnbach, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Lars Ewaldsen

Marquard Freiherr von Pfetten-Arnbach

Maximiliansplatz 17	Vorstände / CEO's:	Tel. +49(0) 89-29 64 91	St.Nr.: 143/101/81006
D-80333 München	Marco Freiherr v.Pfetten-Arnbach	Fax.+49(0) 89-22 50 60	BaFin-RegNr.: 115868
www.vpeag.de	Dipl.-Kfm. Lars Lorenz Ewaldsen	le@vpeag.de	HRB München 123226

Mitglied von / Member of: EdW – Entschädigungseinrichtung für Wertpapierhandelsunternehmen,
FINRA – Financial Industry Regulatory Authorithy / Chairman of Supervisory Board: Jörg Sklebitz